UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A THE SECURITIES ACT OF 1933

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York 45-2891478

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

313 Ushers Road, Suite 33, Ballston Lake, NY 12019

(Address of principal executive offices)

650-379-0080

Registrant’s telephone number, including area code

COMMON SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

About Nowigence:

Nowigence Inc., a New York State incorporation, invests, develops, and markets innovative AI SaaS Apps and custom-built solutions. We specialize in building advanced extractive and generative artificial intelligence (AI) SaaS products that solve complex business problems.  Our product range includes:

•Proprietary pretrained toolkit to show case to customers to help them pick and choose features that speed up the development of AI SaaS apps,

•Proprietary apps like Researchwork.ai that deliver increased productivity and with much better results than contemporary solutions for end applications they serve,

•Customer funded app development delivered at a fraction of the cost and in lesser time, and

•Providing service support for maintaining and upgrading apps that are developed by us.

Form 1-U/Item. 9.

Voluntarily Delisting from OTCQB on May 17th, 2024.

Nowigence Inc. (OTCQB: NOWG) qualified under Tier 2 of Regulation A+ Rule 251(d)(3) (“Regulation A+”) and listed on OTCQB mid-tier market since June 14th of 2022 announced today that the Board of Directors of Nowigence Inc. have decided to voluntarily delist from OTCQB market with the intention of relisting on an exchange.

Nowigence Inc. went in for merger-acquisition of another company called Stebr Inc. as in November of 2023.

Stebr Inc financials for the last three years were on cash accounting basis which had to be converted to accrual accounting prior to submitting the financials for Fair Value Assessment. This matter has taken more time than expected.

Additionally, the company is in the process of launching its AI SaaS products during the summer months of 2024. With significant events scheduled for the next few months including reaching its milestone of getting cash breakeven, the management and the Board of Directors have decided focus on operations and voluntarily delist temporarily from the OTCQB markets.

Till further notice and with best wishes,

/s/ Anoop Bhatia

Anoop Bhatia,

Chairman of the Board, CEO

(Principal Executive Officer)